

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Michael Lawson
Chief Executive Officer
UAV Corp.
115 County Road 381
Wewahitchka, FL 32465

> **Re: UAV Corp.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed June 23, 2021**
> **File No. 024-11456**

Dear Mr. Lawson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Please revise to ensure your discussion of operating results and liquidity is consistent with the financial information and the periods presented in your financial statements. Our observations include but are not limited to the following:
    - You disclose on page 19 that you recorded gain from operations in 2020 and 2019. However, your disclosure on page F-3 indicates that you incurred loss from operations during these periods;
    - It is not clear based on your disclosure on page 19 what $38,542 and $99,966 represent;
    - Your discussion of 2020 and 2018 Non-Operating Income (Expense) is not consistent

with the periods presented on page F-3; and
- Your disclosure on page 20 indicates that you received cash from financing activities for the three months ended March 31, 2021 while your disclosure on page F-19 indicates that net cash was used in financing activities for that period.

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers